1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 24, 2011

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2011/02/24

Chunghwa Telecom Co., Ltd.

By:	/s/ Shu Yeh
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1	Press Release to Report Unaudited Consolidated Operating Results for 2010 and 2011 Guidance(Parent Company Only)

Exhibit 1

Chunghwa Telecom Reports Unaudited Consolidated Operating Results for 2010

Taipei, Taiwan, R.O.C. February 24, 2011 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported its unaudited operating results for the year ending December 31, 2010. All figures were prepared in accordance with generally accepted accounting principles in the Republic of China (“ROC GAAP”) on a consolidated basis.

(Comparisons, unless otherwise stated, are to the prior year period)

Full Year 2010 Financial Highlights

•	Total consolidated revenue increased by 2.1% to NT$202.49 billion

•	Mobile communications revenue increased by 2.9% to NT$89.04 billion; mobile value-added services (VAS) revenue increased by 30.8% to NT$11.05 billion

•	Internet revenue increased by 3.5% to NT$24.48 billion; internet VAS revenue increased by 8.5% to NT$2.15 billion

•	Domestic fixed communications revenue decreased by 1.1% to NT$70.69 billion

•	International fixed communications revenue increased by 2.6% to NT$15.64 billion

•	Total operating costs and expenses increased by 2.2% to NT$145.1 billion

•	Net income totaled NT$47.69 billion, representing a 9.0% increase

•	Basic earnings per share (EPS) increased by 9.0% to NT$4.92

Fourth Quarter 2010 Financial Highlights

•	Total consolidated revenue increased by 2.4% to NT$52.35 billion

•	Mobile communications revenue increased by 2.3% to NT$22.42 billion

•	Internet revenue decreased by 4.3% to NT$6.17 billion

•	Domestic fixed communications revenue increased by 0.6% to NT$18.64 billion

•	International fixed communications revenue increased by 6.1% to NT$3.95 billion

•	Total operating costs and expenses increased by 3.3% to NT$39.22 billion

•	Net income totaled NT$10.75 billion, representing a 1.6% increase

•	Basic EPS increased by 1.6% to NT$1.11

Dr. Shyue-Ching Lu, Chairman and Chief Executive Officer of Chunghwa Telecom said, “We are pleased to report another year of solid performance. Total consolidated revenue for 2010 reached NT$202.49 billion, with the increase mainly driven by stronger mobile VAS, handset sales and internet services.

We have several major achievements in 2010. The popularity of the smartphone and the economic recovery resulted in higher traffic volume, which in turn boosted the momentum of telecom industry growth. In addition to our traditional telecom service offering, we successfully launched selected Information and Communications Technology (ICT) services and were delighted to be awarded major contracts. We also introduced new initiatives relating to ICT and converged services, and were able to offer customers configured cloud computing and consolidated and repackaged solutions.”

Revenue

Chunghwa’s total consolidated revenue for the full year 2010 increased by 2.1% year-over-year to NT$202.49 billion, of which 44.0% was from the mobile business, 12.1% was from the internet business, 34.9% was from the domestic fixed business, 7.7% was from the international fixed business, and the remainder was from others. Despite the National Communications Commission (NCC) tariff reduction that became effective from April 1, 2010, Chunghwa maintained its growth pattern, due mainly to an increase in mobile VAS, handset sales and internet services.

For the mobile business, total revenue for 2010 amounted to NT$89.04 billion, representing a year-on-year increase of 2.9%, which was mainly due to growth in mobile VAS revenue relating to smartphone promotions and handset sales.

Chunghwa’s internet business revenue increased by 3.5% year-over-year to NT$24.48 billion in 2010, mainly attributable to growth in the number of broadband subscribers and the migration of Asymmetric Digital Subscriber Line (ADSL) subscribers to fiber solutions.

For 2010, domestic fixed revenue totaled NT$70.69 billion, representing a decrease of 1.1% year-over-year. Local and Domestic Long Distance (DLD) revenues decreased by 2.9% to NT$32.25 billion and 10.2% to NT$6.65 billion year-over-year, respectively. The decrease in local revenue was mainly due to mobile and Voice over Internet Protocol (VOIP) substitution. The decrease in DLD revenue was also a result of mobile and VOIP substitution, as well as reflecting the mandated tariff reduction.

Broadband access revenue, including ADSL and Fiber to the x (FTTx), increased by 2.1% year-over-year to NT$20.32 billion. Although ADSL access revenue decreased as more ADSL subscribers migrated to fiber solutions, the decrease was fully offset by growth in FTTx access revenue.

International fixed revenue increased by 2.6% to NT$15.64 billion, primarily due to growth in leased line revenue.

Other revenue for 2010 increased by 78.4% year-over-year to NT$2.63 billion.

For the fourth quarter of 2010, total revenue was NT$52.35 billion, representing a 2.4% year-over-year increase. The contributions from the different business lines were: 42.8% from mobile, 11.8% from internet, 35.6% from the domestic fixed business, 7.5% from the international fixed business, and the remainder from others.

Costs and Expenses

Total operating costs and expenses for 2010 amounted to NT$145.13 billion, an increase of 2.2% compared to 2009. This increase was mainly due to the higher cost of handsets sold and the performance-based bonus accrual that relates to net income growth. The remainder of the operating costs and expenses declined overall, mainly due to the decrease in depreciation expense.

For the fourth quarter of 2010, total operating costs and expenses were NT$39.22 billion, an increase of 3.3% compared to the fourth quarter of 2009. The increase can be largely attributed to the higher cost of handsets sold.

Income Tax

Income tax expense for 2010 was NT$9.12 billion, representing a 28.4% decrease compared to NT$12.74 billion for 2009. This decline was mainly due to the decrease in tax rate from 25% to 17%.

EBITDA and Net Income

For the full year 2010, EBITDA decreased by 1.4% to NT$91.40 billion and operating profit increased by 1.7% to NT$57.36 billion, reflecting the mandated NCC tariff reduction and the higher cost of handsets sold. The EBITDA margin for 2010 was 45.1% compared to 46.7% in 2009, and the operating margin for 2010 was 28.3%, compared to 28.5% in the previous year. Net income for 2010 increased by 9.0% year-over-year to NT$47.69 billion, primarily due to the tax rate reduction from 25% to 17%.

EBITDA and operating profit for the fourth quarter of 2010 decreased by 3.0% to NT$21.46 billion and by 0.3% to NT$13.13 billion, respectively, due largely to the above-mentioned NCC tariff reduction and higher cost of handsets sold. The EBITDA margin and operating profit margin for the fourth quarter of 2010 were 41.0% and 25.1%, respectively, representing decreases from 43.3% and 25.7%, respectively, for the fourth quarter of 2009.

Net income increased by 1.6% to NT$10.75 billion for the fourth quarter of 2010, primarily due to the income tax rate reduction from 25% to 17%.

Capital Expenditure (“Capex”)

Total capex for 2010 amounted to NT$24.50 billion, a 3.8% decrease compared to 2009. Of the NT$24.50 billion capex figure, 58.2% was used for the domestic fixed communications business, 21.5% was for mobile business, 7.7% was for internet business, 6.8% was for international fixed communications business and the remainder was for other uses.

Cash Flow

Cash flow from operating activities for 2010 increased by 9.5% year-over-year to NT$84.59 billion, primarily due to a rise in consolidated net income and a NT$4.0 billion year-over-year decrease in pension fund contributions. The relatively higher pension fund contribution in 2009 was a countermeasure to the income tax rate adjustment effective in 2010. As of December 31, 2010, the Company was in a strong cash position, with cash and cash equivalents amounting to NT$90.9 billion, a year-over-year increase of 24.1%.

For the fourth quarter of 2010, net cash flow from operating activities increased by 15.6% year-over-year to NT$32.17 billion, primarily due to the decrease in pension fund contributions aforementioned.

Business and Operational Highlights

Broadband/ HiNet

•

Total broadband subscribers amounted to 4.4 million as of December 31, 2010. Although broadband subscribers remained relatively flat, the Company’s initiatives to encourage FTTx migration yielded solid results, with FTTx subscribers as a percentage of total broadband subscribers increasing from 38.1% at the end of 2009 to 46.7% at the end of 2010. In the fourth quarter of 2010, FTTx revenue reached 61.7% of total broadband access revenue.

•	HiNet broadband subscribers totaled 3.59 million at the end of 2010, a year-over-year rise of 57 thousand.

Mobile

•	As of December 31, 2010, Chunghwa had 9.68 million mobile subscribers, an increase of 4.4% compared to 9.27 million at the end of 2009.

•	Chunghwa gained 694 thousand net additions to its 3G subscriber base during 2010, recording 14.7% year-over-year growth and bringing the total to 5.43 million as of December 31, 2010.

•	Mobile VAS revenue for 2010 was up 30.8% year-over-year to NT$11.1 billion, of which mobile Internet revenue was up 81.7% year-over-year, making it the largest contributor to VAS revenue.

Domestic/International Fixed-line

•	As of the end of 2010, the Company maintained its leading fixed-line market position, with fixed-line subscribers totaling 12.31 million.

2011 Guidance (Parent Company Only)

Total revenue for 2011 is expected to increase by 1.9% to NT$190.0 billion, primarily due to an expected rise in fixed line revenue resulting from the shift in the right to determine the price of a fixed-to-mobile call from mobile operators to fixed network operators. Additionally, mobile internet, broadband services, corporate ICT and cloud computing services are expected to remain areas of growth.

Operating costs and expenses for 2011 are expected to increase, mainly due to the rise in interconnection costs and transition fees resulting from the shift in the right to determine the price of fixed-to-mobile calls. Chunghwa anticipates a rise in handset subsidies for smartphones as they become increasingly popular. However, in the meantime, the expanding smartphone subscriber base should drive growth of mobile internet and VAS usage and translate into a reasonable level of quality revenue. To facilitate traffic transmission and improve user experience, the Company will continue to invest in improving network quality and increasing capacity. As a result, income from operations and EBITDA is expected to decrease as compared to 2010.

Non-operating income is expected to grow in 2011 due to an increase in proceeds from reinvestments and property disposals.

(NT$ billion except EPS)	2011F	2010 unaudited	YoY (%)
Revenue	190.0	186.4	1.94
Operating Costs and Expenses	138.6	130.7	6.08
Income from Operations	51.4	55.7	(7.76)
Income before Income tax	54.4	56.5	(3.68)
Net Income	45.7	47.7	(4.10)
EPS after Tax	5.87	4.92	19.33
EBITDA	83.8	89.4	(6.24)
EBITDA Margin (%)	44.10%	47.95%	—
Acquisition of Property, Plant and Equipment, Long-term Investments	33.1	24.7	34.11
Disposal of Property, Plant and Equipment, Long-term Investments	1.4	0.02	6,706.18

(Note) The number of weighted average outstanding shares for 2010 was 9,697 million, while the number calculated for 2011 is 7,789 million.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at www.cht.com.tw/ir/filedownload.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information under ROC GAAP set forth above is preliminary and subject to adjustments and modifications. The audited financial statements and related notes with reconciliation to U.S. GAAP will be included in our annual report on Form 20-F for the year ending December 31, 2010. Adjustments and modifications to the financial statements may be identified during the course of the audit work, which could result in significant differences from this preliminary unaudited financial information.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other expenses, net, (iv) income tax, (v) cumulative effect of change in accounting principle, net of tax and (vi) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax and tax on assets and statutory employee profit sharing, which is similar to a tax on income and (iv) other expenses or income not related to the operation of the business.

EBITDA is not a measure of financial performance under U.S. GAAP or ROC GAAP. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with U.S. GAAP or ROC GAAP, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. For more information on these non-GAAP financial measures, please see the tables captioned set forth at the end of this release and which shall be read together with the accompanying financial statements prepared under ROC GAAP.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s leading telecom service provider. The Company provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

Contact:	Fu-fu Shen

Phone:	+886 2 2344 5488

Email:	chtir@cht.com.tw